The Annual Meeting of Shareholders of The Zweig Total Return Fund, Inc. was held on May 9, 2007. The meeting was held for the purposes of electing two (2) nominees to the Board of Directors.

	The results of the above matters were as follows:

DIRECTORS            VOTES FOR   VOTES      VOTES       ABSTENTIONS
                                 AGAINST    WITHHELD
George R. Aylward    83,937,761   N/A      1,394,432        N/A
Alden C. Olson Ph.D  83,726,610   N/A      1,605,583        N/A

Based on the foregoing George R. Aylward and Alden C. Olson, Ph.D, were elected as Directors. The Fund's other Directors who continue in office are Charles H. Brunie, Wendy Luscombe James B. Rogers, Jr. and R. Keith Walton